Exhibit 1.01

Conflict Minerals Report

Filed May 31, 2023

(For the calendar year ended December 31, 2022)

This Conflict Minerals Report is being filed by Target Corporation (“Target”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). As used in this report, consistent with the Conflict Minerals Rule, “3TG” means columbite-tantalite (coltan), cassiterite, gold, wolframite, and the derivatives tantalum, tin, and tungsten.

Target is a retailer offering both everyday essentials and fashionable, differentiated merchandise at discounted prices. Target does not manufacture any of the products it sells. A significant portion of Target’s sales is from national brand merchandise. Approximately one-third of Target’s sales come from its owned and exclusive brand products. Target may be subject to the requirements of the Conflict Minerals Rule because of the degree of influence that it may exercise over the materials, parts, ingredients, or components of some of its owned and exclusive brand products that contain necessary 3TG.

Target does not do any direct business with any smelters or refiners of 3TG. As a “downstream” company (which means a company between the smelter or refiner and the consumer), Target must rely on its vendors to provide accurate, reliable information about 3TG in its supply chain. Target also believes that, in most cases, it is several or more vendor tiers removed from the smelters and refiners of 3TG used in its products. However, through the efforts described in this Conflict Minerals Report, including its support of multi-stakeholder initiatives, Target is helping to address some of those difficulties presented to downstream companies and to encourage responsible sourcing in its supply chain.

Target’s Conflict Minerals Policy

Target encourages its suppliers to source 3TG responsibly. Target’s conflict minerals policy (the “Conflict Minerals Policy”) is publicly available at https://corporate.target.com/corporate-responsibility/responsible-sourcing/social-compliance/labor-and-human-rights. The information contained on Target’s website is not incorporated by reference into this Conflict Minerals Report or Target’s Form SD and should not be considered part of this Conflict Minerals Report or the Form SD.

The Conflict Minerals Policy states that Target will not knowingly purchase or sell any owned or exclusive brand product that contains 3TG that finances armed conflict in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (together, the “Covered Countries”).

The Conflict Minerals Policy also includes Target’s expectation that each of the vendors with which it contracts to manufacture will:

1.	Adopt a policy relating to 3TG sourcing that is consistent with Target’s Conflict Minerals Policy and the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, including the Supplement on Tin, Tantalum, and Tungsten and the Supplement on Gold (the “OECD Guidance”);

2.	Complete a Conflict Minerals Reporting Template (the “Reporting Template”), which is the standard form developed by the Responsible Minerals Initiative (the “RMI”) for gathering information regarding 3TG usage and related sourcing procedures;

3.	Exercise due diligence in seeking upstream information to support the vendor’s responses to the questions in the Reporting Template;

4.	Use smelters and refiners certified as “Conformant,” but avoid a generalized embargo on smelters or refiners in the Covered Countries; and

5.	Make available its due diligence in determining the source of its 3TG upon Target’s request.

Reasonable Country of Origin Inquiry

For 2022, Target conducted a “reasonable country of origin inquiry” (“RCOI”) within the meaning of the Conflict Minerals Rule. To the extent applicable, Target used the same processes and procedures for its RCOI as it used for its due diligence efforts (in particular, Steps 1 and 2 of the OECD Guidance, which are discussed below).

Target’s outreach, which is described below, included the vendors of products within the owned and exclusive brand merchandise categories that were identified as possibly containing 3TG (the “Surveyed Vendors”; these product categories are the “Surveyed Product Categories”).

Due Diligence Measures

Pursuant to the Conflict Minerals Rule, Target conducted due diligence for 2022 using the OECD Guidance framework, as discussed below.

1.	OECD Guidance Step 1. Establish Strong Company Management Systems

Target’s Conflict Minerals Policy is summarized above.

Target’s existing integrity hotline has been designated as a grievance mechanism for team members, vendors, and other interested parties to be able to report violations of the Conflict Minerals Policy. Reports may be made online at www.TargetIntegrityHotline.com or via telephone from the U.S. and Canada at 1-800-541-6838. Information on how to report a suspected integrity violation via telephone from outside of the U.S. and Canada is available at www.TargetIntegrityHotline.com.

The Target Compliance and Ethics (“TCE”) team is responsible for managing Target’s 3TG compliance program. TCE designates dedicated employees (referred to as “team members”) to supervise the program. TCE receives support from other Target team members in Target’s sourcing, legal, internal audit, external financial reporting, and communications functions. The leadership of TCE receives periodic updates regarding Target’s 3TG compliance program. In

2022, training and other resources on the Conflict Minerals Rule and Target’s 3TG compliance program were furnished to applicable TCE and other Target team members.

Target supplements its internal compliance team with outside professionals. Target uses a third party (the “Service Provider”) to collect, aggregate, and assess data from Surveyed Vendors to complement Target’s own internal management processes. Some of the activities described in this report, whether or not so indicated, are performed by the Service Provider on Target’s behalf. Target also uses specialist outside legal counsel to assist with its compliance efforts.

Target maintains its 3TG-related records for a minimum of six years. Target has requested that the Service Provider store records in its possession on Target’s behalf in accordance with Target’s internal document retention policy. These records are stored electronically by the Service Provider.

Target communicated its sourcing expectations relating to 3TG to the Surveyed Vendors through direct communications, information posted on Target’s vendor website, and online training. Target’s item set-up system requests vendors to specify whether a vendor’s items contain 3TG. Target’s standard contract requires vendors to comply with the objectives of Target’s Conflict Minerals Policy. 3TG training is made available to new vendors as part of Target’s onboarding process and remains available to vendors after onboarding. Additionally, vendors are provided with an email address at Target where they can direct questions about Target’s 3TG compliance program or Conflict Minerals Policy.

Target uses the Reporting Template for its Surveyed Vendor outreach. Through the Service Provider, Surveyed Vendors also are offered access to a vendor education portal and contacts for questions and guidance for responding to Target’s information requests. The Service Provider also provides a multi-lingual help desk to assist Surveyed Vendors with questions on how to complete the Reporting Template.

In addition, vendors and factories that produce owned and exclusive brand products for Target (including the Surveyed Vendors) must participate in Target’s broader social compliance program. The program requires those vendors to register applicable facilities with Target, indicating the locations of facilities. Additionally, each facility and vendor where owned and exclusive brand production takes place must authorize unannounced compliance audits. Through Target’s broader social compliance program, Target has the right to conduct unannounced spot-checks of vendors who may have produced products that contain 3TG and have access to their documentation.

As part of Target’s commitment to providing increased supply chain transparency, Target publishes a list of registered factories producing Target’s owned brand products on a quarterly basis. The list includes factories that directly produce Target’s owned brand products as well as apparel textile suppliers and wet processing facilities.

2.	OECD Guidance Step 2. Identify and Assess Risks in the Supply Chain

For 2022, through the Service Provider, Target sent requests to 539 Surveyed Vendors to complete a Reporting Template.

The Service Provider sent reminders to non-responsive Surveyed Vendors requesting that they complete the Reporting Template. The Service Provider notified Target if Surveyed Vendors continued to be non-responsive. TCE team members followed up with non-responsive Surveyed

Vendors and requested their participation. For 2022, Target received responses from 100% of its Surveyed Vendors.

The Service Provider reviewed the responses received from the Surveyed Vendors against specific quality control flags. Follow-up inquiries were made by the Service Provider to Surveyed Vendors to address incomplete responses, responses that indicated sources of 3TG that were unknown to the Service Provider, and other responses that trigger follow-up or escalation. TCE team members also reviewed the responses of certain Surveyed Vendors who indicated that their products did not contain 3TG, and related supply chain data from Target’s internal systems, to confirm the accuracy of those responses. TCE followed up on the responses as it determined to be appropriate.

To the extent that a completed Reporting Template identified a smelter or refiner, the Service Provider examined whether the smelter or refiner was listed as Conformant. 46 of the 47 unique smelters and refiners identified by Surveyed Vendors that provided product level information (98%) were listed as Conformant by the RMI.

3.	OECD Guidance Step 3. Design and Implement a Strategy to Respond to Identified Risks

Summaries of Surveyed Vendor responses were provided to the leadership of TCE.

To the extent applicable, Target may suspend purchases of a product from a Surveyed Vendor until that vendor locates a source of 3TG verified as coming from outside the Covered Countries or from a Conformant smelter or refiner in a Covered Country, subject to a reasonable grace period to allow the existing smelter or refiner to become Conformant. TCE tracks violations of Target’s policy by Surveyed Vendors and Target may stop doing business with Surveyed Vendors that are unwilling or unable to comply with Target’s policy.

In addition, to the extent that identified smelters and refiners are not listed as Conformant, Target seeks to exercise leverage over these smelters and refiners to become Conformant through participation in and support of the RMI. Target also uses information provided by the RMI to its members to monitor smelter and refiner improvement.

4.	OECD Guidance Step 4. Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

In connection with its due diligence, Target uses and relies upon information made available by the RMI concerning its independent third-party audits of smelters and refiners to assess smelter and refiner due diligence and to determine whether the smelter or refiner is Conformant. Through its membership in the RMI, Target supports industry-level implementation of independent third-party audits of smelters and refiners.

5.	OECD Guidance Step 5. Report on Supply Chain Due Diligence

Target files a Form SD and Conflict Minerals Report with the Securities and Exchange Commission. In addition, Target includes information on its Conflict Minerals Policy and 3TG compliance program in its annual Corporate Responsibility Report. Target’s Corporate Responsibility Report is available on its website at https://corporate.target.com/sustainability-esg/governance-and-reporting/reporting-progress.

Potentially In-Scope Products; Identified Smelters and Refiners

For 2022, the Surveyed Product Categories were: (1) Apparel and Home Textiles; (2) Electronics, Lighting, Kitchenware, and Small Appliances; (3) Home Improvement and Automotive; (4) Footwear and Luggage; (5) Accessories, Jewelry, and Watches; (6) Furniture, Home Décor, Bath, and Seasonal Merchandise; (7) Lawn and Garden; (8) Health and Beauty Products; (9) Toys, Sporting Goods, and Pet Supplies; and (10) Paper, Office, Stationery, and Scrapbooking. These categories are different than the five merchandise categories Target uses for purposes of its other periodic reports filed with the Securities and Exchange Commission that cover all of the merchandise it sells.

Due to the challenges of tracing sources of 3TG in a multi-tier supply chain, Target was able to determine the smelters and refiners that processed only a portion of the 3TG contained in its potentially in-scope products for 2022. Target’s findings about the source of necessary 3TG in products from Surveyed Vendors for 2022 were limited by the fact that many Surveyed Vendors reported only partial supply chain information and most vendors did not provide information about the source of necessary 3TG on an individual product basis, instead providing aggregate information for all of their products. Accordingly, Target has not determined that any of its products were “DRC conflict free” within the meaning of the Conflict Minerals Rule. However, none of the necessary 3TG contained in the in-scope products was determined by Target to directly or indirectly finance or benefit armed groups in the Covered Countries.

In connection with Target’s RCOI or due diligence, as applicable, the Surveyed Vendors that provided product level information identified 47 unique smelters and refiners. Additional information on these smelters and refiners is provided in Annex A of this Conflict Minerals Report.

Future Risk Mitigation Efforts

Target has taken or expects to take the following steps for 2023 to mitigate the risk that Target’s necessary in-scope 3TG benefit armed groups:

1.	Continue to promote industry-based efforts to educate vendors on the Conflict Minerals Rule and related compliance measures, through participation in multi-stakeholder initiatives;

2.	Further refine its scoping process, and its review of supplier responses, to enhance accuracy and efficiency;

3.	Update communication language to further encourage vendors to provide product level information for 2023 through ongoing outreach to vendors; and

4.	Engage with vendors that provided incomplete responses for 2022 to encourage them to provide requested information for 2023.

All of the foregoing steps are in addition to the steps taken for 2022.

G. Forward-Looking Statements

This Conflict Minerals Report contains forward-looking statements, which are based on Target’s current assumptions and expectations. These statements are typically accompanied by the words “expect,” “may,” “could,” “believe,” “would,” “might,” “anticipates,” or similar words. The principal forward-looking statements in this report include Target’s expected refinements to its 3TG compliance program.

All such forward-looking statements are intended to enjoy the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, as amended. Although Target believes there is a reasonable basis for the forward-looking statements, Target’s actual results could be materially different. The most important factors which could cause Target’s actual results to differ from its forward-looking statements are (a) the continued implementation of satisfactory traceability and other compliance measures by Target’s direct and indirect vendors on a timely basis or at all, (b) changes in the Conflict Minerals Rule and other political and regulatory developments relating to the sourcing of 3TG, whether in the Covered Countries, the United States or elsewhere, and (c) those factors set forth in Target’s description of risk factors in Item 1A of Target’s Form 10-K for the fiscal year ended January 28, 2023, which should be read in conjunction with the forward-looking statements in this Conflict Minerals Report. Forward-looking statements speak only as of the date of this Conflict Minerals Report or, if earlier, as of the date they are made, and Target does not undertake any obligation to update any forward-looking statement.

Annex A

Capitalized terms used and not otherwise defined in this Annex have the meanings set forth in the accompanying Conflict Minerals Report.

Smelters and Refiners

In connection with Target’s RCOI or due diligence, as applicable, the Surveyed Vendors that provided product level information identified the smelters and refiners listed below as having processed the 3TG contained in Target owned and exclusive brand products in 2022. Please see the notes that accompany the table for additional information concerning the data in the table.

Smelter and Refiner Information

Metal	Official Smelter or Refiner Name	Smelter or Refiner Country	Certification Status
Gold	Asahi Pretec Corp.	Japan	Conformant
Gold	Heraeus Metals Hong Kong Ltd.	China	Conformant
Gold	Ishifuku Metal Industry Co., Ltd.	Japan	Conformant
Gold	JX Nippon Mining & Metals Co., Ltd.	Japan	Conformant
Gold	Matsuda Sangyo Co., Ltd.	Japan	Conformant
Gold	Metalor Technologies (Hong Kong) Ltd.	China	Conformant
Gold	Metalor Technologies (Singapore) Pte., Ltd.	Singapore	Conformant
Gold	Metalor Technologies (Suzhou) Ltd.	China	Conformant
Gold	Metalor Technologies S.A.	Switzerland	Conformant
Gold	Metalor USA Refining Corporation	United States	Conformant
Gold	Mitsubishi Materials Corporation	Japan	Conformant
Gold	Mitsui Mining and Smelting Co., Ltd.	Japan	Conformant
Gold	Nihon Material Co., Ltd.	Japan	Conformant
Gold	Shandong Gold Smelting Co., Ltd.	China	Conformant
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China	Conformant
Gold	Sumitomo Metal Mining Co., Ltd.	Japan	Conformant
Gold	Tanaka Kikinzoku Kogyo K.K.	Japan	Conformant
Gold	Tokuriki Honten Co., Ltd.	Japan	Conformant
Gold	Western Australian Mint (T/a The Perth Mint)	Australia	Conformant
Tin	Alpha	United States	Conformant
Tin	China Tin Group Co., Ltd.	China	Conformant
Tin	Dowa	Japan	Conformant
Tin	EM Vinto	Bolivia	Conformant
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China	Conformant
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	Conformant
Tin	Metallo Belgium N.V.	Belgium	Conformant
Tin	Mineracao Taboca S.A.	Brazil	Conformant
Tin	Minsur	Peru	Conformant
Tin	Mitsubishi Materials Corporation	Japan	Conformant

Tin	O.M. Manufacturing (Thailand) Co., Ltd.	Thailand	Conformant
Tin	O.M. Manufacturing Philippines, Inc.	Philippines	Conformant
Tin	Operaciones Metalurgicas S.A.	Bolivia	Conformant
Tin	PT Rajawali Rimba Perkasa	Indonesia	Conformant
Tin	PT Refined Bangka Tin	Indonesia	Conformant
Tin	PT Timah Nusantara	Indonesia	Active
Tin	PT Timah Tbk Kundur	Indonesia	Conformant
Tin	PT Timah Tbk Mentok	Indonesia	Conformant
Tin	Rui Da Hung	Taiwan	Conformant
Tin	Thaisarco	Thailand	Conformant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	Conformant
Tin	Yunnan Tin Company Limited	China	Conformant
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	China	Conformant
Tungsten	Global Tungsten & Powders Corp.	United States	Conformant
Tungsten	Japan New Metals Co., Ltd.	Japan	Conformant
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China	Conformant
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China	Conformant
Tungsten	Xiamen Tungsten Co., Ltd.	China	Conformant

(a)	The table lists only the smelters and refiners identified by Surveyed Vendors that provided Target with product level smelter and refiner information for 2022. The smelters and refiners reflected above may not be all of the smelters and refiners that processed the necessary 3TG in Target’s in-scope products, since many of the Surveyed Vendors indicated that they were unable to identify all of the smelters and refiners used to process the necessary 3TG contained in Target’s owned and exclusive brand products. In addition, some of the identified smelters and refiners may not be in Target’s supply chain due to over-inclusiveness in the information provided by the Surveyed Vendors.

(b)	The table only includes entities that were listed as smelters or refiners by the RMI.

(c)	“Smelter or Refiner Country” is the country in which the smelter or refiner is located.

(d)	“Certification Status” information in the table is as of May 23rd, 2023.

(e)

“Conformant” means that a smelter or refiner has successfully completed an assessment against the applicable Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized assessment. Included smelters and refiners were not necessarily Conformant for all or part of 2022 and may not continue to be Conformant for any future period. Target does not have information on the origin of the 3TG processed by any of the Conformant smelters and refiners prior to their respective certification dates.

(f)	“Active” means that a smelter or refiner is currently engaged in the RMAP but a conformance determination has yet to be made.
(g)	Certification Status and Smelter or Refiner Country information included in the table are based solely on information made available by the RMI, without independent verification by Target.

Country of Origin Information

The countries of origin of the newly mined 3TG processed by the Conformant smelters and refiners listed above may have included the countries listed below as well as possibly other countries. The listed countries of origin are derived from information made available by the RMI. The RMI generally does not indicate individual countries of origin of the 3TG processed by Conformant smelters and refiners. Accordingly, 3TG in Target’s products may not have originated in a particular country listed below.

Argentina	Finland	Mauritania	Saudi Arabia
Australia	France	Mexico	Senegal
Austria	Georgia	Mongolia	Serbia
Azerbaijan	Ghana	Morocco	South Africa
Bolivia	Guatemala	Mozambique	Spain
Botswana	Guinea	Myanmar	Sudan
Brazil	Guyana	Namibia	Suriname
Burkina Faso	Honduras	New Zealand	Sweden
Burundi*	Indonesia	Nicaragua	Tanzania*
Cambodia	Ivory Coast	Niger	Thailand
Canada	Japan	Nigeria	Turkey
Chile	Kazakhstan	Oman	United Kingdom
China	Kenya	Panama	United States of America

Colombia	Korea	Papua New Guinea	Uzbekistan
Dominican Republic	Kyrgyzstan	Peru	Vietnam
The Democratic Republic of the Congo*	Laos	Philippines	Zimbabwe
Ecuador	Liberia	Portugal
Egypt	Malaysia	Russia
Fiji	Mali	Rwanda*

* Represents a Covered Country

In addition, according to information made available by the RMI, some of the listed smelters and refiners processed 3TG originating solely from recycled or scrap sources and others processed both recycled and scrap content and newly mined content.